Exhibit 99.2

November 30, 2020

Dear fellow Athersys directors:

I would like to remind all of you of the background that led to my recent 13-D filings and the complaint I filed in the Delaware Court of Chancery to enforce my right to the inspection of the company’s books and records.  It is particularly important that all directors not only recognize the long series of events that led to these actions, but also take responsibility now for the actions of company management that are exacerbating the problems.  For instance, the company has publicly filed an 8-K and has selectively written and spoken to individual shareholders and analysts with inflammatory, inaccurate and misleading accusations against me, and has not attempted to resolve the serious issues that I have raised.  I recognize that the three new directors were not involved in the series of events that led to the company’s current issues--and I continue to intend to work constructively with them--it is nevertheless incumbent upon all directors to ensure that the company is acting responsibly now and not inflaming the situation with false and antagonistic statements and actions.

The company made several inaccurate and inflammatory statements in the 8-K it filed on November 19, 2020.  For instance, the company stated, “The Company believes that the assertions made by Healios and Dr. Kagimoto regarding the Company’s corporate governance practices are motivated not by Dr. Kagimoto’s position as a Director of the Company, but rather as a result of his position as Chairman and Chief Executive Officer and majority shareholder of Healios, as well as his related business objectives.”  This statement is false, misleading and inflammatory and the board knows it.

As you know, I have been communicating to company management and the board both orally and in writing for more than a year regarding my concerns about management’s execution failures and have been encouraging the board to take a more assertive role in overseeing management.  Unfortunately, not only has company management failed to address its performance deficiencies but the board has followed Gil’s lead in ignoring my input and isolating me, thus preventing effective board oversight of management.

The company’s inappropriate and false allegation that my statements regarding the deficiencies in management’s execution and the board’s corporate governance are the result of conflicting motives on my part is a smokescreen.  I am well aware that the commercial relationship between Athersys and Healios gives rise to conflicts of interest in some areas, and I have always expected to recuse myself from board matters that present a true conflict of interest.  I have not and will not seek to use my board role in ways that are inconsistent with my duties to Athersys as a director.  However, as a director, I have a responsibility to raise issues that I become aware of that affect the company and all shareholders.  I have attempted to do that on numerous occasions and have been thwarted by company management.  While some, but certainly not all, of my observations regarding management’s need to improve operational execution relate to its failure to perform under various agreements with Healios – the purpose of my bringing these issues to the board’s attention is not based on some conflicting motive – but it is to ensure the board is aware of the company’s execution problems, the potential consequences and takes appropriate actions for the best interest of Athersys and its shareholders.  As the CEO of Healios, I have a front row seat to witness how the Athersys senior management team is executing, and you need to know that it is not good.

It is important to understand the motivation behind the smokescreen advanced by the company.  While Healios is the single biggest investor in the company’s stock, no member of the company’s current management or board has invested their own money in the company’s shares.  To the contrary, the management team, who has been compensated very well over many years, has been persistently selling the stock that they have been granted by the company.  With this gravy train continuing even despite management’s long litany of execution failures and shareholder value destruction in the face of my concerted efforts to constructively bring these performance issues to management’s and the board’s attention to no avail, you might ask yourselves – who really has the conflict of interest?  The answer is obvious – my interests are closely aligned with the interests of Athersys and its shareholders and I sincerely want to help the company succeed and build shareholder value – while Gil’s interest has been to isolate me so that the board will ignore the company’s operational failures and continue to perpetuate and reward a failing management.

The Company also stated in its 8-K filing as well as in private communications with multiple shareholders and analysts, “The assertions in the Healios 13D Amendments filing are demonstrably false.”   The company provided no support for this incendiary and false allegation.

The principle message, set forth both privately and more recently in public filings,  is that Athersys has a need for significant improvements in both management’s operational execution and the board’s corporate governance and management oversight.  This is demonstrably true and is certainly not “demonstrably false”.  I will remind you of some key facts and circumstances that demonstrate the veracity of my message and the inaccuracy of the company’s assertions.

The following summarizes several examples of the need for significant improvement in management’s operational execution.  Some of these points are empirical observations while most of them are verifiable facts.  Of course, we can and should discuss these points in greater detail:

•	A stock price that has lost more than 70% of its value over more than a decade.
•	Persistent shareholder dilution with a poorly conceived and executed financing strategy.

•	A senior management team with close personal relationships leading the company for 25 years despite poor performance.
•	Senior management’s repeated over-promising and under-delivering to shareholders, employees, partners and others.
•
Failure to enter into successful and meaningful corporate partnerships.  The limited number of partnerships the company had entered into prior to Healios (i.e., Pfizer and Chugai) ended in failure.  Healios is the only existing corporate partner of Athersys and this partnership has been hampered by Athersys’ poor performance and conduct.

•	Delays and cost over-runs in Athersys’ and its contract manufacturer’s manufacturing of MultiStem.
•	Delays in enrollment in Athersys managed trials.
•	Bungled negotiations with BARDA.
•	Adversarial and confrontational approach to dealing with corporate partners and other relationships.
•	Breach of Athersys obligations under various agreements with Healios.
•	Submission of improper invoices to Healios that are unjustified and inconsistent with any obligations between the parties.
•	Excessive spending leading to persistently high negative cash flow and a net loss of over $22 million in Q3, 2020.
•	Ineffective public relations and investor relations messaging and implementation.
•	Excessive senior executive compensation including stock grants which are sold by the executives in the open market.

The following summarizes several examples of the need for significant improvement in the board’s corporate governance and management oversight.  Of course, we can and should discuss these points as well in greater detail:

•	The CEO who also serves as Chairman of the board has run both the company and the board for 25 years.
•	The board does not provide effective oversight of management and does not hold management accountable when they fail to perform.
•	An autocratic board chairman that does not tolerate constructive criticism, dissent or feedback.
•	The board secretly formed an Executive Committee which constitutes a subset of the board and delegated responsibility and authority, that should be vested in the board, to this committee.
•	The board does not listen and react accordingly when presented with information regarding the underperformance of the company and the need for improvement.
•	The board excludes me from information provided by management to other directors and deliberations of board matters that are not the subject of a conflict of interest.

•	The board approves major corporate actions without thorough materials being provided to each director.
•	Until the recent appointments, each director, other than me, has served together on the Athersys board for between 10 and 25 years.
•	The board has lost strong independent directors.
•	The board overcompensates senior management when it does not perform and this compensation includes stock grants that management sells into the open market.
•	No current director other than me on behalf of Healios has bought shares of Athersys stock.
•	The board deliberately schedules meetings at times at which it knows it is not feasible or practical for me to attend.
•	Shareholders expressed their dissatisfaction with significant shares "Withheld" against each director in the uncontested election at the 2020 annual meeting.

While Athersys suffers from the issues listed above, among others, Healios has delivered.  Some examples of how Healios has been a strong and effective partner who has acted in good faith despite Athersys’ underperformance include:

•	Healios is the single largest investor and shareholder in the Company.
•	Healios is the company’s only meaningful customer and corporate partner and has paid Athersys over $30 million in license and related fees.
•	Healios stands ready to make significant additional payments to Athersys assuming successful trial results and commercialization in Japan.
•	In addition, Healios has invested significant capital in Multistem clinical trials in Japan to advance the goals of the partnership.
•	Healios has been successfully enrolling patients in its TREASURE study for ischemic stroke and is nearing completion of enrollment.
•	Healios has been successfully enrolling patients in its ONE-BRIDGE study for ARDS and is nearing completion of enrollment.
•	Healios added a separate cohort for COVID-19 induced ARDS and successfully completed enrollment.
•	Healios is advancing the process for expedited approval for the use of MultiStem to treat stroke and ARDS patients in Japan.
•	Notwithstanding the way in which Athersys has conducted itself, Healios has been patient, supportive, and flexible as a constructive, value-added partner.

The company’s 8-K also states, “The Company, including the Board and its management team, has always worked, and continues to work, in good faith to support the objectives of the partnership with Healios, and has always worked, and continues to work, in good faith with all of it Board members, including Dr. Kagimoto. However, it will not tolerate meritless allegations on the part of any Board member.”  Obviously, I disagree with the company’s assertion that it has worked in good faith with both Healios and me as a director. This is demonstrably false.  As I have documented, I have not made meritless allegations but serious and factual observations of the need for significant improvement in both operational execution and corporate governance.  The tone of the company’s response (i.e. “it will not tolerate”) is indicative of the dismissive and disrespectful way it treats a director and representative of the company’s largest shareholder and only corporate partner who has been trying to be helpful and supportive of the company.

Finally, I would like to respond to the company’s statements in its 8-K regarding the board vote for the three new directors.  The company emphasized that I joined the unanimous vote in favor of these directors and suggested that legitimized the process.  I objected to how the board conducted the process as an example of how the board has persistently excluded me from major board decisions and actions that have nothing to do with any conceivable conflict of interest.  Nevertheless, when presented with these candidates, despite never having been given the opportunity to speak directly with them (notwithstanding my having asked repeatedly to be afforded that opportunity) and with little notice or background information, I voted in favor of them as requested. Once these directors were elected to the board, I reached out to each director and welcomed them to the board.  I am hopeful they will be helpful contributors to improving the board’s corporate governance and management oversight.  I look forward to working with them to help achieve those goals for the best interest of the company and all shareholders.

It should be clear to all Athersys directors that the company’s statements and actions are not only inaccurate and inflammatory but contrary to the interests of the company and its shareholders.  I urge the full board to take a more a proactive approach in overseeing management on these and all other matters to protect the company and its shareholders.

Sincerely,

/s/ Hardy TS Kagimoto

Hardy TS Kagimoto, MD